Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.9MM 151.5MM Cdn$5.75 - $10.77

FOR IMMEDIATE RELEASE: January 26, 2005	No. 01/05

IAMGOLD REPORTS CONTINUED HIGH-GRADE INTERSECTIONS AND
DISCOVERY OF NEW MINERALIZED ZONE AT QUIMSACOCHA

Toronto, Ontario: January 26, 2005 - IAMGOLD Corporation is pleased to release the results of a further 19 diamond drill holes completed prior to the end of 2004 on its Quimsacocha epithermal gold exploration project in Ecuador.

Joe Conway, President and CEO of IAMGOLD commented on the most recent round of drilling at Quimsacocha, stating: "What’s encouraging about this round of drilling is that in addition to our continued ability to intersect high grade gold and silver mineralization in the D1 zone, we have discovered the new Loma Larga zone. Loma Larga was intersected 250 metres south of the D1 zone and appears to host thick sequences of sub-horizontal gold and silver mineralization. With the addition of the Loma Larga zone, mineralization has now been identified over an area of more than 1,000 metres long by 750 metres across and to a depth of generally less than 250 metres. Mineralization remains open in all directions. There are still a number of target areas on the property which remain to be drill tested. In 2005 we will spend US$3.9 million in-fill drilling areas of known mineralization as well as drill testing additional targets."

Discussion of Exploration Results

On August 10, 2004 IAMGOLD announced initial high grade intersections from its 100%-owned, 13,000 hectare Quimsacocha property in southern Ecuador, located 40 kilometres southwest of the city of Cuenca. One drill hole in particular, hole 122, returned a 101 metre intersection grading 9.5 grams/tonne (g/t) gold and 46.7 g/t silver on the property (core length, not true width). High grade results from a further twelve drill holes were released on November 8, 2004.

The Quimsacocha property has the potential for a large epithermal gold deposit with silver and copper mineralization. The targets being drill-tested lie in an intensely altered volcanic sequence which has been cut by a four kilometre diameter intrusive pipe complex. Since the previous press release an additional 4,500 metres of diamond drilling has been carried out in 19 holes.

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The highlights of the recent phase of the diamond drill program include:

D1 Zone:

•	Hole 139 intersecting:
	°	55.2 metres averaging 4.7 g/t gold, 34.5 g/t silver and 0.1% copper including
	°	11.7 metres averaging 12.8 g/t gold, 100.6 g/t silver and 0.3% copper

•	Hole 142 intersecting:
	°	24.6 metres averaging 12.9 g/t gold, 55.8 g/t silver and 0.6% copper including
	°	9.4 metres averaging 22.9 g/t gold, 73.8 g/t silver and 1.0% copper

•	Hole 143 intersecting:
	°	7.3 metres averaging 19.5 g/t gold, 110.8 g/t silver and 1.1% copper

•	Hole 144 intersecting:
	°	14.8 metres averaging 7.2 g/t gold, 32.4 g/t silver and 0.3% copper including
	°	3.2 metres averaging 16.0 g/t gold, 46.6 g/t silver and 0.2% copper

•	Hole 146 intersecting:
	°	48.8 metres averaging 4.2 g/t gold, 29.9 g/t silver and 0.0% copper including
	°	2.6 metres averaging 14.0 g/t gold, 52.3 g/t silver and 0.7% copper
	°	3.8 metres averaging 8.5 g/t gold, 65.8 g/t silver and 1.0% copper

Loma Larga Zone:

•	Hole 149 intersecting:
	°	79 metres averaging 4.7 g/t gold, 16.1 g/t silver and 0.2% copper including
	°	23.5 metres averaging 10.3 g/t gold, 26.9 g/t silver and 0.5% copper
and
	°	9.1 metres averaging 20.8 g/t gold, 65.9 g/t silver and 1.1% copper including
	°	2.1 metres averaging 77.6 g/t gold, 216.7 g/t silver and 3.1% copper

2004 Exploration Program

A second diamond drill rig commenced drilling on Quimsacocha in late August 2004. The objective of the expanded drill program was to continue to test the extensions of high grade gold, silver and on occasion copper mineralization within the D1 zone, assist in the interpretation of the structures within this zone and to test known geophysical anomalies on the property. A total of 21,900 metres in 71 holes have been drilled by IAMGOLD on the Quimsacocha property. The D1 area of the Quimsacocha property has been the primary focus of drilling. The most recent round of drilling tested and intersected the new Loma Larga zone an area 250 metres south of the southern-most hole in the D1 zone.

Drilling to date in the D1 zone has outlined an area hosting a large hydrothermal system that produced the extensive alteration of the area and is believed to be responsible for the deposition of the gold and silver mineralization. The structures in which the mineralization is hosted are of diverse geometry but remain open in all directions. Drilling to date in the Loma

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Larga zone has intersected a similarly extensively altered hydrothermal system hosting a similar style of mineralization.

A list of the previously reported significant intersections from the 2004 Quimsacocha drill program is given in Table 1. Table 2 summarizes significant intersections from the final round of 2004 drilling. Figure 1 is a drill plan of the D1 and Loma Larga zones. Figures 2 and 3 are cross sections across the middle of the D1 zone and across the Loma Larga zone.

2005 Exploration Program

The exploration program for 2005 will include: (1) infill drilling in order to define a resource in the D1-Loma Larga area by year end; and (2) exploration drilling to follow-up on a number of geochemical and geophysical anomalies which have been shown to be correlated with mineralization intersected in core drilling. A total of US$3.9 million is expected to be spent during the year on approximately 21,000 metres of core drilling, using two drill rigs. Drilling is expected to begin in February 2005.

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TABLE 1 - SIGNIFICANT INTERSECTIONS FROM PREVIOUS 2004 DRILLING AT QUIMSACOCHA
(Intersections where gold values are > 7 g/t are highlighted)

Hole	From	To	Length	Gold	Silver	Copper
	(m)	(m)	(m)	(g/t)	(g/t)	(%)

109	219.2	225.0	5.8	13.9	181.0	3.6
and	243.0	301.9	58.9	1.6	18.6	0.1
and	310.7	341.0	30.3	1.9	1.8	0.1
111	240.0	273.8	33.8	3.2	38.5	0.6
112	298.1	330.7	32.6	2.0	2.2	0.1
and	374.6	412.1	37.5	7.8	14.9	0.8
including	374.6	383.7	9.1	24.7	52.9	2.4
113	105.2	115.0	9.8	1.4	7.1	0.5
115	207.0	222.0	15.0	2.1	5.7	0.1
116	11.0	20.4	9.4	1.9	20.8	0.3
117	183.8	189.1	5.3	1.9	5.5	0.6
118	347.5	359.5	12.0	2.0	2.2	0.2
121	194.0	209.0	15.0	3.7	18.6	0.0
122	134.4	236.4	102.0	9.1	46.9	0.4
including	134.9	141.0	6.1	17.3	86.0	0.7
including	153.0	159.9	6.9	19.0	82.8	0.4
including	169.7	176.9	7.2	15.4	47.5	1.7
including	182.2	195.0	12.8	20.3	57.2	0.3
123	226.0	263.3	37.3	2.0	15.3	0.3
124	55.0	68.6	13.6	16.6	44.2	1.1
and	91.0	95.0	4.0	13.0	22.2	0.3
and	158.8	174.7	15.9	31.1	130.5	2.4
and	207.5	211.7	4.2	10.0	98.8	0.7
125	256.0	289.0	33.0	2.5	13.1	0.1
126	53.3	57.6	4.3	7.2	14.8	0.6
127	28.0	49.3	21.3	3.6	18.0	0.2
including	28.0	30.2	2.2	19.0	67.5	0.2
and	259.0	270.0	11.0	3.6	29.5	1.0
including	262.2	266.0	3.8	8.3	72.9	2.8
128	190.5	228.0	37.5	5.8	42.5	0.6
including	190.5	212.5	22.0	8.9	60.5	0.9
including	192.7	196.6	3.9	33.4	229.3	3.8
including	206.5	208.5	2.0	12.6	60.2	0.5
129	155.0	232.0	77.0	3.6	39.2	0.3
including	209.1	232.0	22.9	7.9	91.1	0.6
130	241.7	256.0	14.3	5.6	25.1	0.2
133	181.0	211.0	30.0	3.4	51.7	0.4
and	199.0	209.6	10.6	7.5	102.9	0.8
and	304.0	319.4	15.4	2.0	21.8	0.2
134	202.3	231.1	28.8	4.8	72.8	0.5
including	203.0	208.2	5.2	7.1	54.0	0.2
including	228.7	230.9	2.2	16.5	310.4	3.0

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TABLE 2 - SIGNIFICANT INTERSECTIONS FROM FINAL ROUND OF 2004 DRILLING AT QUIMSACOCHA
(Intersections where gold values are > 7 g/t are highlighted)

Hole	From	To	Length	Gold	Silver	Copper
	(m)	(m)	(m)	(g/t)	(g/t)	(%)

135	152.6	183.0	30.4	2.2	30.0	0.2
137	76.4	84.0	7.6	3.2	5.7	0.1
and	117.7	194.0	76.4	2.7	25.9	0.2
including	184.0	192.0	8.0	7.8	71.3	0.2
138	127.5	195.0	67.5	2.2	19.4	0.2
139	144.9	200.0	55.2	4.7	34.5	0.1
including	187.3	199.0	11.7	12.8	100.6	0.3
140	38.9	60.0	21.1	2.2	21.6	0.4
and	78.5	98.0	19.5	2.2	21.0	0.3
including	97.0	98.0	1.0	24.7	295.0	4.1
and	111.0	114.8	3.8	6.2	0.4	0.0
and	329.1	338.7	6.6	1.7	15.3	1.0
142	154.4	179.0	24.6	12.9	55.8	0.6
including	165.0	174.4	9.4	22.9	73.8	1.0
143	153.0	160.3	7.3	19.5	110.8	1.1
144	61.8	70.5	8.8	2.6	8.6	0.1
and	137.2	152.0	14.8	7.2	32.4	0.3
including	146.8	150.0	3.2	16.0	46.6	0.2
and	213.9	215.1	1.2	6.0	192.4	7.2
145	145.0	203.5	58.5	4.2	14.2	0.2
146	126.0	174.8	48.8	4.2	29.9	0.3
including	156.1	158.7	2.6	14.0	52.3	0.7
including	171.0	174.8	3.8	8.5	65.8	1.0
147	168.0	206.5	38.5	2.4	22.3	0.1
including	197.0	200.0	3.0	7.5	45.6	0.2
148	177.5	201.8	24.3	1.8	12.2	0.0
149	116.9	195.9	79.0	4.7	16.1	0.2
including	150.7	174.2	23.5	10.3	26.9	0.5
and	219.2	235.5	16.2	2.5	4.3	0.1
including	219.2	221.6	2.4	8.6	5.0	0.0
and	277.6	286.7	9.1	20.8	65.9	1.1
including	282.8	284.9	2.1	77.6	216.7	3.1
and	316.3	329.3	12.9	1.8	35.0	0.0
150	110.3	115.3	5.0	4.9	17.3	0.1
and	160.7	179.0	18.3	2.0	26.2	0.1
151	142.9	180.6	37.7	1.9	22.9	0.1
152	176.0	210.2	34.2	2.9	35.1	0.2
and	252.7	289.6	37.0	1.6	11.1	0.0

Qualified Person / Quality Control Notes

Analyses of drill core samples were carried out by fire assay at the ALS Chemex laboratory in Santiago and La Serena, Chile. The Qualified Person reviewing the technical work at Quimsacocha is Dennis Jones, P.Geo., Vice-President, Exploration at IAMGOLD, who as a result of his education, affiliation with a professional association and past relevant work experience, fulfills the requirements to be a "Qualified Person" for the purposes of NI 43-101.

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Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:

IAMGOLD Corporation:

Dennis Jones	or	Thomas Atkins
Vice President, Exploration		Vice President, Investor Relations
Tel: (416) 360-4721	Fax: (416) 360-4750	Toll-free: 1 888 IMG-9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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